

02006422

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

KJ 2/28

SO 3-4-02

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 38579

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FEB 27 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ATLAS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

794 Davis Street
(No. and Street)

San Leandro	CA	94577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Lawrence Key (510)297-7432
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

1111 Broadway, Suite 2100	Oakland	CA	94607
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED 3/11/02
MAR 1 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, W. Lawrence Key, swear that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to the firm of Atlas Securities, Inc. for the year ended December 31, 2001, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

State of California)
County of Alameda)



Signature

On this 11th day of February, 2002 before me, Diane M. Molter, personally appeared W. Lawrence Key personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

Group Senior Vice President
and Chief Operating Officer
Title

WITNESS my hand and official seal.


DIANE M. MOLTER
Commission # 1221319
Notary Public - California
Alameda County
My Comm. Expires Jun 7, 2003



Diane M. Molter
Notary Public


FEB 27 2002
340

ATLAS SECURITIES, INC.
(SEC I.D. NO. 8-38579)

Consolidated Statement of Financial Condition as of December 31, 2001 and Independent Auditors' Report and Supplemental Report on Internal Control

PUBLIC DOCUMENT

(PURSUANT TO RULE 17a-5(e)(3) OF THE SECURITIES EXCHANGE ACT OF 1934)

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783 4000
Fax: (415) 783 4329
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Atlas Securities, Inc.
San Leandro, California

We have audited the accompanying consolidated statement of financial condition of Atlas Securities, Inc. and subsidiary (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Atlas Securities, Inc. and subsidiary at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 8, 2002

ATLAS SECURITIES, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION, DECEMBER 31, 2001

ASSETS:	
CASH	$1,908,174
INVESTMENT IN SECURITIES (Note 1)	1,821,959
DUE FROM AFFILIATES (Note 3)	854,233
INCOME TAXES RECEIVABLE FROM AFFILIATE (Note 1)	24,000
OTHER RECEIVABLES	222,348
OTHER ASSETS	12,140
TOTAL ASSETS	$4,842,854
LIABILITIES AND STOCKHOLDER'S EQUITY:	
LIABILITIES:	
ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES	$825,475
INCOME TAXES PAYABLE TO AFFILIATE (Note 1)	190,000
DUE TO AFFILIATE (Note 3)	870,138
TOTAL LIABILITIES	1,885,613
STOCKHOLDER'S EQUITY:	
Common stock, $10 par value, 1,000,000 shares authorized: 100 shares outstanding	1,000
Additional paid-in capital	8,179,000
Accumulated deficit	(5,222,759)
TOTAL STOCKHOLDER'S EQUITY	2,957,241
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$4,842,854

See notes to consolidated statement of financial condition.

ATLAS SECURITIES, INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION, DECEMBER 31, 2001

1. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated statement of financial condition includes accounts of Atlas Securities, Inc. (the "Company") and its wholly owned subsidiary, Atlas Agency, Inc. Intercompany accounts and transactions have been eliminated.

Organization - Atlas Securities, Inc., a California corporation, was incorporated on May 6, 1987 and is a wholly owned subsidiary of Golden West Financial Corporation (the "Parent"). The Company serves as the distributor for Atlas Assets, Inc., an open-end management investment company offering thirteen no-load portfolios (the "Atlas Funds"). The Company also serves as the distributor for Atlas Insurance Trust (the "Trust"), an open-end management investment company. The Company also acts as a general agency in connection with the sale of fixed and variable annuities for which it receives commissions from the insurance company issuing the annuity contracts.

12b-1 fees are based on a percentage of average daily net assets per annum of each Atlas Fund portfolio for which the Company serves as distributor, and, under the related Distribution Plan between the Company and Atlas Assets, Inc., are recognized as revenue on a monthly basis. Annuity commissions are based on the amount of each transaction, and, under the General Agency and Selling Agent Agreements between the Company and the issuing insurance company, are recorded as income when earned. The Company estimates its annuity chargeback reserve for policies that may be surrendered by customers. The reserve is computed based on historical experience and periodic reviews are made to adjust the reserve as necessary.

Investment in securities consists of shares in the Atlas U.S. Treasury Money Fund and is recorded at market value. Dividend income on the shares is recorded on the ex-dividend date.

The Company's results of operations are included in the consolidated federal and combined state tax returns of the Parent. Each company included in the consolidated tax return generally computes income tax expense (benefit) as though it filed a separate income tax return. Income taxes receivable (payable) will be paid to (from) the Company by the Parent.

2. EMPLOYEE BENEFIT PLAN

The Company participates with the Parent and affiliates in a 401(k) plan that is available to all eligible employees.

3. RELATED PARTIES

The Company shares office facilities and services with related entities and also leases equipment from related entities, the costs of which are allocated among the companies.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2001, the Company's net capital and required net capital were $1,324,450 and $125,707, respectively, and the ratio of aggregate indebtedness to net capital was 1.42 to 1. The Parent has represented that it intends to provide adequate financing to enable the Company to maintain capital at adequate levels.

5. USE OF ESTIMATES

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

6. CONTINGENCIES

The Company is a defendant in an arbitration matter incidental to its securities business. Management of the Company believes that the resolution of this matter will not result in any material adverse effect on the Company's financial position or results of operations.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.us.deloitte.com

Deloitte & Touche

February 8, 2002

Atlas Securities, Inc.
794 Davis Street
San Leandro, California 94577

In planning and performing our audit of the consolidated financial statements of Atlas Securities, Inc. and subsidiary (the "Company") for the year ended December 31, 2001 (on which we have issued our report dated February 8, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of the compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP